UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____________________________________
FORM 12b-25
_____________________________________

NOTIFICATION OF LATE FILING

(Check one):     ☐Form 10-K  ☐Form 20-F  ☐Form 11-K ☒Form 10-Q  ☐Form N-SAR ☐Form N-CSR

For Period Ended:    September 30, 2017

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Fenix Parts, Inc.
Full Name of Registrant

Former Name if Applicable

One Westbrook Corporate Center, Suite 920
Address of Principal Executive Office (Street and Number)

Westchester, Illinois 60154
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The delay in the filing of our quarterly report on Form 10-Q is attributable to the fact that our resources were devoted to the preparation of the quarterly report on Form 10-Q for the quarter ended March 31, 2017, which was filed on October 31, 2017, following the preparation of our annual report on Form 10-K for the fiscal year ended December 31, 2016 filed on August 16, 2017.  These delays were attributable to the complexity of accounting for multiple business combinations, additional procedures on purchase accounting including goodwill impairment and inventory valuation, and the impact of the April 2017 fire at our Toronto, Ontario facility.  Our resources are now being devoted to the preparation of the quarterly report on Form 10-Q for the quarter ended June 30, 2017.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Pettit	(630)	480-6413
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒ Form 10-Q for the quarter ended June 30, 2017

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect a significant change in the results of operations for the third quarter of 2017 in comparison to the third quarter of 2016 primarily due to the following: (1) the April 2017 fire which severely damaged our Toronto, Ontario facility, resulting in lower sales; (2) our lack of liquidity, which continues to constrain our business operations; and (3) ongoing consideration by a special committee of our board of directors of strategic alternatives to improve liquidity, the uncertainty of the outcome of which also continues to constrain our business operations.  Since the financial statements for the quarter ended September 30, 2017 are not yet completed, we are unable at this time to provide reasonable estimates of these changes.

Fenix Parts, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2017	By:	/s/ Kent Robertson
	Name:	Kent Robertson
	Title:	President and Chief Executive Officer